REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors and Shareholders of
The Teachers Marketplace, LLC

Opinion on the Financial Statements

I have reviewed the accompanying financial statements of The Teachers Marketplace, LLC. which comprise the Balance Sheet as of December 31, 2020 and the related Statement of Operations, Statement of Equity and Cash Flow Statement for the period from August 14, 2020 through December 31, 2020. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management Responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility

My responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Limited Assurance

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Brian Zander, CPA
New York
February 3, 2021

The Teachers Marketplace, LLC
Balance Sheet
December 31, 2020

Cash	$	-
Capitalized website development costs, net		21,664
Total Assets	**$**	**21,664**
Accounts Payable	$	546
Total Liabilities	**$**	**546**
Equity Capital	$	49,932
Retained Earnings/(Deficit)		(28,813)
Total Equity	**$**	**21,118**

The Teachers Marketplace, LLC
Statement of Operations
For the period from August 14, 2020 through December 31, 2020

Total Revenues	$	-
Operating Expenses		
Marketing Expenses	$	28,813
Total Operating Expenses	$	28,813
Net Income (loss)	$	(28,813)

The Teachers Marketplace, LLC
Statement of Equity
For the period from August 14, 2020 through December 31, 2020

	Equity Capital	Retained Earnings / (Deficit)	Total
Balance as of August 14, 2020	$ -	$ -	$ -
Contributions from Members	$ 49,932		$ 49,932
Net Income (loss)		$(28,813)	$ (28,813)
Balance as of December 31, 2020	$ 49,932	$(28,813)	$ 21,118

The Teachers Marketplace, LLC
Cash Flow Statement
For the period from August 14, 2020 through December 31, 2020

Net Income (Loss)	$	(28,813)
Changes in Operating Liabilities		546
Net Cash used for Operating Activities	**$**	**(28,267)**
Funding for Website Development	$	(21,664)
Net Cash used for Investing Activities	**$**	**(21,664)**
Contributions from Members	$	49,932
Net Cash provided by Financing Activities	**$**	**49,932**
Change in cash during the year	**$**	**-**
Cash at the beginning of the year		-
Cash at the end of the year	**$**	**-**

The Teachers Marketplace, LLC
Notes to the Financial Statements

Note 1. Business and Organization

The Teachers Marketplace, LLC ("The Company" or "we") was founded on August 14, 2020 to provide a marketplace for students to identify and connect with educators on an individual or group basis.

Note 2. Accounting Policies

Website Development and Infrastructure Costs

In accordance with ASC 350-50 Website Development Costs, the Company capitalizes all costs incurred in connection with the development of our website. As of December 31, 2020, we incurred $22 thousand of costs in connection with our website. Once the website is completed and ready for use, we will amortize the costs incurred over the estimated useful life, which is three to five years. As of December 31, 2020, no amortization expense was recognized.

Revenue Recognition

In accordance with ASC 606 the Company will recognize revenue once (a) there persuasive evidence exists that there is a contract with a customer; (b) the transaction price is determinable; (c) we satisfy our performance obligations to the customer under the terms of the contract; and (d) collection is reasonably assured. During the period from August 14, 2020 through December 31, 2020 we did not recognize any revenue.

Marketing and Advertising Costs

Marketing and Advertising costs are expensed as incurred. From the period from August 14, 2020 through December 31, 2020, we incurred $29 thousand of marketing costs.

Note 3. Equity Capital

During the period from August 14, 2020 through December 31, 2020 the members contributed $50 thousand of capital to fund the development of the website and pay market expenses.

Note 4. Subsequent Events

The company evaluated subsequent events through February 3, 2021, the date through which the financial statements were issued, and no additional disclosures were determined to be required.